LUSE GORMAN, PC

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

FACSIMILE (202) 362-2902

www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S E-MAIL
(202) 274-2020	rlipsher@luselaw.com

June 4, 2015

Mr. Dietrich King

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cincinnati Bancorp (previously CF Bancorp)
Registration Statement on Form S-1
Filed March 11, 2015, File No. 333-202657
Response to Comment Letter Dated April 8, 2015

Dear Mr. King:

On behalf of Cincinnati Bancorp (previously CF Bancorp) (the “Company”), and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended S-1”). Set forth below are the comments from the staff’s letter dated April 8, 2015, as well as the Company’s responses to those comments. In addition to responding to the staff’s comments, the Amended S-1 reflects updated financial information and certain other revisions. The Amended S-1 has been blacklined to reflect changes from the original filing.

Registration Statement on Form S-1 filed March 11, 2015

Prospectus Cover Page

1.	On the prospectus cover page for the best efforts offering of up to 621,000 shares, please revise the third paragraph to briefly disclose the possibility of community or syndicated community offerings, as well as the other categories of purchasers that may participate in your subscription and community offerings.

Response: The disclosure has been revised as requested.

LUSE GORMAN, PC

ATTORNEYS AT LAW

Mr. Dietrich King

Securities and Exchange Commission

June 4, 2015

2.	Please revise footnote (1) to estimate your offering’s net proceeds per share under all four scenarios presented assuming that all shares of your common stock are sold in the syndicated community offering. Refer to Item 501(b)(3) of Regulation S-K.

Response: The disclosure has been revised as requested.

Summary, page 1

3.	Please revise your summary to disclose that you will be a “controlled corporation” by virtue of your mutual holding company retaining 55% ownership and that, as a result, public stockholders will not be able to exercise voting control over most matters put to a vote of stockholders. Further please disclose the corporate governance requirements from which you will be exempt. Refer to Instruction to Paragraph 503(a) of Regulation S-K.

Response: The disclosure has been revised as requested. See page 1.

4.	Please revise your third paragraph on page 7 to disclose the premium to the average trading price-to-book value of your peer group companies if you increase the maximum number of shares to the adjusted maximum.

Response: The disclosure has been revised as requested. See page 8.

How We Intend to Use the Proceeds from the Offering, page 39

5.	The net proceeds amounts presented here assume that all shares are sold in the subscription offering. On the prospectus cover page, the same net proceeds amounts are presented, but that presentation assumes that all shares are sold in the subscription offering and the community offering. Please reconcile these disclosures.

Response: The disclosure has been revised to clarify that the net proceeds amounts assume that all shares are sold in the subscription offering and the community offering. See page 41.

6.	We note your disclosure that your “expenses would increase if a community or syndicated community offering were used to” complete your offering. Please revise to disclose how your use of proceeds would be affected under these scenarios. Please make corresponding changes to your capitalization table on page 44.

Response: The disclosure has been corrected to note that expenses would increase in the event of a syndicated community offering, and to insert a cross reference to the section

LUSE GORMAN, PC

ATTORNEYS AT LAW

Mr. Dietrich King

Securities and Exchange Commission

June 4, 2015

of the prospectus that discloses fees to be paid in the event of a syndicated community offering. See page 41. The discussion related to the capitalization table has a cross reference to the “Pro Forma Data” section for information as to the assumptions used in preparing the table. See page 48.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Operating Results for the Years Ended December 31, 2014 and December 31, 2013

Provision for Loan Losses, page 56

7.	We note your disclosure that, during 2014, the allowance for loan loss methodology was adjusted to extend the historic loss factor look-back period from three years to five years to mirror actual portfolio loss experience. Please revise your next amendment to disclose the following:

•	Disclose if you adjust the weighting of losses to more heavily weight certain time periods;

•	Disclose whether this methodology is consistently employed for each loan category; and

•	Quantify the impact of this change in methodology in the periods presented.

Response: The disclosure has been revised as requested. See page 69.

Financial Statements

Statement of Operations, page F-4

8.	Please classify your Net (losses) gains on sales of foreclosed assets within other noninterest expense pursuant to Rule 9-04 14 (d) of Regulation S-X.

Response: The net (losses) gains on sales of foreclosed assets have been reclassified within noninterest expense pursuant to Rule 9-04 14(d).

* * * *

LUSE GORMAN, PC

ATTORNEYS AT LAW

Mr. Dietrich King

Securities and Exchange Commission

June 4, 2015

We believe the foregoing is responsive to the staff’s comments. Should you have any questions, please do not hesitate to contact the undersigned at (202) 274-2020 or Kip Weissman at (202) 274-2029.

Sincerely,

/s/ Robert I. Lipsher

Robert I. Lipsher

Enclosures

cc:	Joseph V. Bunke, President, Cincinnati Bancorp
Christopher Dunham, Esq., SEC Staff Attorney
David Irving, SEC Staff Accountant
Gus Rodriguez, Accounting Branch Chief
Craig Liechty, BKD, LLP
Kip A. Weissman, Esq.